Exhibit 35.2

Servicer Compliance Statement of Deere Credit Services, Inc.

I, James A. Israel, President of Deere Credit Services, Inc., certify:

A review of Deere Credit Services, Inc.’s activities for the period from April 10, 2013 (the date of issuance of the John Deere Owner Trust 2013 transaction subject to the requirements of Regulation AB) through October 31, 2013 (the “Reporting Period”) and of Deere Credit Services, Inc.’s performance under the Sale and Servicing Agreement dated as of April 10, 2013 among John Deere Capital Corporation, John Deere Receivables, Inc. and John Deere Owner Trust 2013 has been made under my supervision, and to the best of my knowledge based on such review, Deere Credit Services, Inc. has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 8, 2014	Deere Credit Services, Inc.

	By	/s/ James A. Israel
James A. Israel
President